Canadian GAAP

Interim consolidated financial statements (unaudited)

Consolidated balance sheet (unaudited)

	April 30	January 31	October 31	April 30
(C$ millions)	2004	2004	2003	2003
Assets
Cash and due from banks	$3,763	$3,342	$2,887	$2,669

Interest-bearing deposits with banks	10,007	10,944	8,962	12,817

Securities
Trading account (pledged – $15,395; $11,569; $11,791 and $5,000)	95,938	94,413	87,532	82,271
Investment account	36,842	36,960	35,238	28,297
Loan substitute	304	312	325	382

	133,084	131,685	123,095	110,950

Assets purchased under reverse repurchase agreements	37,187	32,612	36,289	38,879

Loans
Residential mortgage	80,199	78,575	78,817	74,429
Personal	33,586	31,924	31,167	29,758
Credit card	5,917	5,403	4,816	5,327
Business and government	62,284	59,603	57,649	58,755

	181,986	175,505	172,449	168,269
Allowance for loan losses	(1,739)	(1,846)	(2,055)	(2,226)

	180,247	173,659	170,394	166,043

Other
Customers’ liability under acceptances	6,191	5,693	5,943	7,088
Derivative-related amounts	34,328	38,350	35,612	36,084
Premises and equipment	1,775	1,753	1,670	1,583
Goodwill	4,986	4,754	4,587	4,808
Other intangibles	594	580	580	654
Other assets	21,276	13,072	13,014	10,513

	69,150	64,202	61,406	60,730

	$433,438	$416,444	$403,033	$392,088

Liabilities and shareholders’ equity
Deposits
Personal	$111,758	$109,116	$106,709	$105,845
Business and government	131,793	130,098	129,860	122,638
Bank	27,759	25,752	22,576	22,672

	271,310	264,966	259,145	251,155

Other
Acceptances	6,191	5,693	5,943	7,088
Obligations related to securities sold short	25,576	24,632	22,855	22,254
Obligations related to assets sold under repurchase agreements	25,726	20,361	23,735	22,104
Derivative-related amounts	37,512	40,607	37,775	36,795
Insurance claims and policy benefit liabilities	5,512	5,243	5,256	3,001
Other liabilities	31,563	26,435	21,318	22,665

	132,080	122,971	116,882	113,907

Subordinated debentures	8,423	7,639	6,243	6,474

Non-controlling interest in subsidiaries	2,469	2,397	2,388	1,475

Shareholders’ equity
Preferred stock	832	832	832	1,502
Common stock (shares issued – 653,279,901; 655,962,800, 656,021,122 and 662,427,105)	7,058	7,055	7,018	7,030
Additional paid-in capital	140	130	85	80
Retained earnings	11,953	11,734	11,333	10,835
Treasury stock (4,243,196 shares and 6,951,478 shares)	(257)	(431)	—	—
Foreign currency translation adjustments	(570)	(849)	(893)	(370)

	19,156	18,471	18,375	19,077

	$433,438	$416,444	$403,033	$392,088

Second Quarter 2004 Report – Royal Bank of Canada 27

Canadian GAAP

Consolidated statement of income (unaudited)

	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
(C$ millions)	2004	2004	2003	2004	2003
Interest income
Loans	$2,313	$2,435	$2,467	$4,748	$5,052
Securities	759	780	728	1,539	1,514
Assets purchased under reverse repurchase agreements	126	145	190	271	390
Deposits with banks	41	46	45	87	100

	3,239	3,406	3,430	6,645	7,056

Interest expense
Deposits	1,213	1,269	1,339	2,482	2,772
Other liabilities	365	373	378	738	776
Subordinated debentures	105	103	93	208	189

	1,683	1,745	1,810	3,428	3,737

Net interest income	1,556	1,661	1,620	3,217	3,319

Non-interest income
Insurance premiums, investment and fee income	675	613	511	1,288	1,085
Trading revenues	429	440	481	869	1,025
Securities brokerage commissions	365	347	254	712	524
Investment management and custodial fees	323	303	278	626	559
Deposit and payment service charges	269	257	261	526	540
Mutual fund revenues	214	202	161	416	330
Underwriting and other advisory fees	233	181	143	414	273
Foreign exchange revenues, other than trading	112	73	63	185	129
Card service revenues	124	126	113	250	237
Securitization revenues	59	63	41	122	75
Credit fees	55	50	63	105	126
Mortgage banking revenues	46	2	78	48	147
Gain (loss) on sale of investment account securities	14	4	47	18	33
Other	67	44	51	111	208

	2,985	2,705	2,545	5,690	5,291

Total revenues	4,541	4,366	4,165	8,907	8,610

Provision for (recovery of) credit losses	149	(25)	211	124	411

Insurance policyholder benefits, claims and acquisition expense	508	452	351	960	759

Non-interest expense
Human resources	1,729	1,676	1,574	3,405	3,215
Equipment	226	223	229	449	440
Occupancy	189	181	181	370	367
Communications	180	153	196	333	376
Professional fees	124	97	106	221	219
Outsourced item processing	79	69	76	148	150
Amortization of other intangibles	21	16	20	37	39
Other	199	392	178	591	364

	2,747	2,807	2,560	5,554	5,170

Net income before income taxes	1,137	1,132	1,043	2,269	2,270
Income taxes	337	300	315	637	735

Net income before non-controlling interest	800	832	728	1,632	1,535
Non-controlling interest in net income of subsidiaries	37	42	31	79	59

Net income	$763	$790	$697	$1,553	$1,476

Preferred dividends	11	11	22	22	45

Net income available to common shareholders	$752	$779	$675	$1,531	$1,431

Average number of common shares (in thousands)	648,676	650,044	664,634	649,085	665,331
Earnings per share (in dollars)	$1.16	$1.20	$1.01	$2.36	$2.15
Average number of diluted common shares (in thousands)	657,520	658,738	671,398	657,818	672,409
Diluted earnings per share (in dollars)	$1.14	$1.18	$1.00	$2.33	$2.13

Dividends per share (in dollars)	$0.52	$0.46	$0.43	$0.98	$0.83

Second Quarter 2004 Report – Royal Bank of Canada   28

Canadian GAAP

Consolidated statement of changes in shareholders’ equity (unaudited)

	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
(C$ millions)	2004	2004	2003	2004	2003
Preferred stock
Balance at beginning of period	$832	$832	$1,532	$832	$1,545
Translation adjustment on stock denominated in foreign currency	—	—	(30)	—	(43)

Balance at end of period	832	832	1,502	832	1,502

Common stock
Balance at beginning of period	7,055	7,018	7,046	7,018	6,979
Issued	43	53	38	96	114
Purchased for cancellation	(40)	(16)	(54)	(56)	(63)

Balance at end of period	7,058	7,055	7,030	7,058	7,030

Additional paid-in capital
Balance at beginning of period	130	85	81	85	78
Renounced stock appreciation rights, net of related income taxes	—	(1)	(2)	(1)	(3)
Stock-based compensation awards	15	12	1	27	5
Reclassified amounts	—	34	—	34	—
Other	(5)	—	—	(5)	—

Balance at end of period	140	130	80	140	80

Retained earnings
Balance at beginning of period	11,734	11,333	10,684	11,333	10,235
Net income	763	790	697	1,553	1,476
Preferred dividends	(11)	(11)	(22)	(22)	(45)
Common dividends	(336)	(298)	(285)	(634)	(552)
Premium paid on common shares purchased for cancellation	(197)	(78)	(239)	(275)	(279)
Cumulative effect of adopting AcG-17, Equity-Linked Deposit Contracts, net of related income taxes	—	(2)	—	(2)	—

Balance at end of period	11,953	11,734	10,835	11,953	10,835

Treasury stock
Balance at beginning of period	(431)	—	—	—	—
Reclassified amounts	—	(304)	—	(304)	—
Net sales (purchases)	174	(127)	—	47	—

Balance at end of period	(257)	(431)	—	(257)	—

Foreign currency translation adjustments, net of related income taxes
Balance at beginning of period	(849)	(893)	(68)	(893)	(54)
Change in unrealized foreign currency translation gains and losses	623	265	(785)	888	(940)
Impact of hedging unrealized foreign currency translation gains and losses	(344)	(221)	483	(565)	624

Balance at end of period	(570)	(849)	(370)	(570)	(370)

Shareholders’ equity at end of period	$19,156	$18,471	$19,077	$19,156	$19,077

Second Quarter 2004 Report – Royal Bank of Canada    29

Canadian GAAP

Consolidated statement of cash flows (unaudited)

	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
(C$ millions)	2004	2004	2003	2004	2003
Cash flows from operating activities
Net income	$763	$790	$697	$1,553	$1,476
Adjustments to determine net cash provided by (used in) operating activities
Provision for (recovery of) credit losses	149	(25)	211	124	411
Depreciation	92	98	100	190	201
Amortization of other intangibles	21	16	20	37	39
Writedown of deferred issuance costs	—	25	—	25	—
Gain on sale of premises and equipment	(31)	(5)	(3)	(36)	(8)
Gain on loan securitizations	(16)	(8)	(6)	(24)	(6)
Writedown of investments	—	9	—	9	—
Gain on sale of investment account securities	(14)	(4)	(47)	(18)	(33)
Changes in operating assets and liabilities
Insurance claims and policy benefit liabilities	269	(13)	(231)	256	176
Net change in accrued interest receivable and payable	(101)	(98)	42	(199)	53
Current income taxes	331	(1,376)	383	(1,045)	259
Deferred income taxes	—	(37)	57	(37)	102
Derivative-related assets	4,022	(2,738)	632	1,284	(5,826)
Derivative-related liabilities	(3,095)	2,832	(1,304)	(263)	4,658
Trading account securities	(1,525)	(7,056)	(4,365)	(8,581)	(6,670)
Obligations related to securities sold short	944	1,777	2,765	2,721	3,144
Other	(1,865)	2,905	338	1,040	(583)

Net cash used in operating activities	(56)	(2,908)	(711)	(2,964)	(2,607)

Cash flows from investing activities
Change in interest-bearing deposits with banks	937	(3,161)	(1,640)	(2,224)	(1,301)
Change in loans, net of loan securitizations	(8,276)	(3,846)	(840)	(12,122)	368
Proceeds from loan securitizations	994	769	308	1,763	308
Proceeds from sale of investment account securities	4,327	4,260	3,581	8,587	6,948
Proceeds from maturity of investment account securities	6,409	8,643	5,632	15,052	11,087
Purchases of investment account securities	(9,787)	(14,319)	(8,146)	(24,106)	(19,450)
Change in loan substitute securities	8	13	(10)	21	12
Net acquisitions of premises and equipment	(88)	(181)	(58)	(269)	(133)
Change in assets purchased under reverse repurchase agreements	(4,575)	3,677	517	(898)	(1,794)
Net cash provided by (used in) acquisition of subsidiaries	(111)	558	—	447	(194)

Net cash used in investing activities	(10,162)	(3,587)	(656)	(13,749)	(4,149)

Cash flows from financing activities
Change in deposits	6,344	5,821	2,982	12,165	6,800
Issue of subordinated debentures	1,000	1,500	—	2,500	—
Repayment of subordinated debentures	(350)	—	—	(350)	—
Issue of common stock	41	49	35	90	106
Purchase of common stock for cancellation	(237)	(94)	(293)	(331)	(342)
Net sales (purchases) of treasury stock	174	(127)	—	47	—
Payment of dividends	(309)	(309)	(290)	(618)	(579)
Change in obligations related to assets sold under repurchase agreements	5,365	(3,374)	(1,283)	1,991	995
Change in short-term borrowings of subsidiaries	(1,389)	3,484	(116)	2,095	(89)

Net cash provided by financing activities	10,639	6,950	1,035	17,589	6,891

Net change in cash and due from banks	421	455	(332)	876	135
Cash and due from banks at beginning of period	3,342	2,887	3,001	2,887	2,534

Cash and due from banks at end of period	$3,763	$3,342	$2,669	$3,763	$2,669

Supplemental disclosure of cash flow information
Amount of interest paid in period	$1,832	$1,867	$1,748	$3,699	$3,696
Amount of income taxes paid in period	$355	$1,553	$417	$1,908	$1,176

Second Quarter 2004 Report – Royal Bank of Canada    30

Canadian GAAP

Notes to the interim consolidated financial statements (unaudited) (All tabular amounts are in millions of Canadian dollars, except per share amounts)

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and follow the same accounting policies and methods described in our audited consolidated financial statements for the year ended October 31, 2003, except as described below. Under Canadian GAAP, additional disclosures are required in annual financial statements and accordingly, these interim financial statements should be read in conjunction with the audited consolidated financial statements for the year ended October 31, 2003 and the accompanying notes included on pages 72A to 76A in our 2003 Annual Report. Certain comparative amounts have been reclassified to conform to the current period’s presentation.

Note 1 Significant accounting policies

Equity-linked deposit contracts

In November 2003, the Canadian Institute of Chartered Accountants (CICA) issued Accounting Guideline 17, Equity-Linked Deposit Contracts (AcG-17). AcG-17, which pertains to deposit obligations that require us to make variable payments based on the performance of certain equity indices, allows for fair value recognition of the variable payment obligations embedded in these contracts with changes in fair value recognized in income as they arise. We have elected to apply the guideline on a prospective basis to our equity-linked Guaranteed investment certificates (GICs) and equity-linked notes, which did not result in a significant impact on our financial position or results of operations for the three and six months ended April 30, 2004.

Classification of economic hedges

We have updated our disclosure for economic hedges that do not qualify for hedge accounting to reclassify the realized gains and losses on these hedges from Interest income – loans, to Non-interest income – other. As a result, the income, expenses, and fair value changes related to these non-hedging derivatives are now all recorded in one line in our current and prior period Consolidated statements of income.

Generally accepted accounting principles

In July 2003, the CICA issued Section 1100, Generally Accepted Accounting Principles. This section establishes standards for financial reporting in accordance with GAAP, and provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures when a matter is not dealt with explicitly in the primary sources of GAAP. The provisions of Section 1100 are applied on a prospective basis to balances outstanding as at November 1, 2003, and transactions after that date. In light of Section 1100 provisions, we have reviewed our application of certain accounting policies as described below. We are continuing to assess the impact of Section 1100 on our consolidated financial statements, primarily with respect to our current practice of offsetting certain assets and liabilities.

Trade date accounting

On November 1, 2003, we prospectively applied trade date accounting to Securities on our interim Consolidated balance sheet. The application of trade date accounting increased Securities by $4.1 billion, Other assets by $6.0 billion and Other liabilities by $10.1 billion as at April 30, 2004. We continue to refine the process for determining trade date security information.

Treasury stock

Commencing November 1, 2003, we recorded as a deduction from total shareholders’ equity our own shares acquired and held by subsidiaries for reasons other than cancellation. These shares are now presented as Treasury stock but were previously classified as trading account securities and other assets. The balance outstanding at the beginning of the year was reclassified from assets to Treasury stock. Treasury stock is recorded at historical cost and is reduced for any resales or transfers to employees under certain stock-based compensation arrangements. Any gains or losses on resales or transfers of Treasury stock are recognized in Additional paid-in capital or against Retained earnings, respectively.

Foreign currency denominated shares

Prior to November 1, 2003, our foreign currency denominated preferred shares were translated at the rate prevailing at each balance sheet date. We are no longer changing the rate at which these shares are translated. The impact of this change was not significant to our consolidated financial statements.

Employee future benefits

In January 2004, the CICA amended Section 3461, Employee Future Benefits (CICA 3461R), to require additional disclosures about the assets, cash flows and net periodic benefit cost of defined benefit pension plans and other postretirement benefit plans. The new annual disclosures are effective for years ending on or after June 30, 2004, and new interim disclosures are effective for periods ending on or after that date. In the second quarter of 2004, we have early-adopted CICA 3461R and provided additional interim period disclosures of our pension plans and other postretirement benefit plans in note 5.

Change in financial statement presentation

During the quarter, we reviewed the presentation of certain items on our Consolidated balance sheet and decided to reclassify certificates of deposit held for trading purposes totaling $5.1 billion at January 31, 2004, $5.7 billion at October 31, 2003 and $6.5 billion at April 30, 2003 from Interest-bearing deposits with banks to Trading account securities in order to more appropriately reflect the nature of these instruments.

Future accounting changes

Consolidation of Variable Interest Entities

In June 2003, the CICA issued Accounting Guideline 15, Consolidation of Variable Interest Entities (AcG-15). AcG-15 is harmonized with Financial Accounting Standards Board (FASB) Interpretation No. 46, Consolidation of Variable Interest Entities, and provides guidance for applying the principles in CICA Section 1590, Subsidiaries, to those entities defined as Variable Interest Entities (VIEs) and more commonly referred to as special purpose entities (SPEs). AcG-15 will be effective for all annual and interim periods beginning on or after November 1, 2004. In December 2003, the FASB published a revised version of Interpretation No. 46. As a result, CICA issued an exposure draft of proposed amendments to AcG-15 in order to harmonize with the corresponding U.S. guidance, with the expectation that the effective date will be the same as that of the original AcG-15. CICA also suspended the effective date of certain disclosure requirements in AcG-15, pending the development of the amendments. We expect that we will not consolidate our VIE mutual funds or assets administered in trusts for asset protection, intergenerational wealth transfer, or estate and financial planning. Certain of the multi-seller asset-backed commercial paper conduit programs (multi-sellers) that we administer with total assets of $21.2 billion as at April 30, 2004, have been restructured in the first quarter of this year, and we are not required to consolidate them under the revised Interpretation No. 46. We are currently in the process of restructuring the remaining multi-sellers with total assets of $7.4 billion as at April 30, 2004, which may result in us not being their Primary Beneficiary.

Liabilities and equity

Pursuant to revisions of CICA Section 3860, Financial Instruments: Disclosure and Presentation, effective November 1, 2004, we will be required to consider as liabilities, certain of our financial instruments that can be settled by a variable number of our common shares upon conversion by the holder. The revised standard may result in $1.4 billion of our trust capital securities included in Non-controlling interest in subsidiaries and $300 million of our First Preferred Series N shares to being presented as financial liabilities on our Consolidated balance sheet. Accrued yield distributions and dividends on these instruments will also be reclassified to Interest expense in our Consolidated statement of income.

Note 2 Acquisitions

Acquisition of William R. Hough & Co., Inc.

On February 27, 2004, RBC Dain Rauscher Inc. acquired all of the outstanding shares of William R. Hough & Co., Inc., a privately held St. Petersburg, Florida-based full-service investment firm that specializes in fixed income products and underwriting primarily in the Southeastern U.S. and Texas. The purchase cost was approximately US$107 million, including closing costs, and the excess of the purchase cost over the fair value of net tangible assets acquired was approximately US$87 million, which was allocated primarily to goodwill.

Note 3 Securitizations

During the second quarter of 2004, we securitized $1.8 billion of government guaranteed residential mortgage loans through the creation of mortgage-backed securities, and initially sold $1 billion of those securities. We received net cash proceeds of $994 million and retained the rights to future excess interest of $35 million on the residential mortgages. A pre-tax gain on sale, net of transaction costs, of $29 million was recognized in Securitization revenues. Mortgage-backed securities, created and unsold, remain on the Consolidated balance sheet and are classified as Investment account securities.

Second Quarter 2004 Report – Royal Bank of Canada    31

Canadian GAAP

Note 4 Stock-based compensation

We adopted the fair value method of accounting recommended by the CICA in Section 3870, Stock-based Compensation and Other Stock-based Payments, prospectively for new awards granted after November 1, 2002. For awards granted before November 1, 2002, the pro forma effect of the fair value method is indicated in the table below:

Pro forma net income and earnings per share

	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
	2004	2004	2003	2004	2003
As reported:
Net income	$763	$790	$697	$1,553	$1,476
Earnings per share	1.16	1.20	1.01	2.36	2.15
Diluted earnings per share	1.14	1.18	1.00	2.33	2.13
Pro forma:
Net income	$754	$782	$688	$1,536	$1,458
Earnings per share	1.15	1.18	1.00	2.33	2.12
Diluted earnings per share	1.13	1.17	0.99	2.30	2.11

Note 5 Pension and other postretirement benefits

	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
	2004	2004	2003	2004	2003
Pension benefit expense	$83	$85	$60	$168	$119
Other postretirement benefit expense	47	47	40	94	82

Note 6 Significant capital transactions

On November 3, 2003, we issued $1 billion of subordinated debentures at an interest rate of 5.45% per annum (paid semi-annually) until November 4, 2013, and at the three-month Banker’s Acceptance Rate plus 1.00% thereafter until their maturity on November 4, 2018 (paid quarterly). The issue was priced at $100 with the yield to November 4, 2013 of 5.45%.

     On January 27, 2004, we issued $500 million of subordinated debentures at an interest rate of 3.96% per annum (paid semi-annually) until January 27, 2009, and at the three-month Banker’s Acceptance Rate plus 1.00% thereafter until their maturity on January 27, 2014 (paid quarterly). The issue was priced at $99.964 with the yield to January 27, 2009 of 3.968%.

     On February 27, 2004, we announced our intention to redeem all outstanding 5.10% subordinated debentures due June 11, 2009 on June 11, 2004, for an amount of $350 million plus accrued interest; and all outstanding 6.05% subordinated debentures due July 7, 2009 on July 7, 2004, for an amount of $175 million plus accrued interest.

     On April 12, 2004, we redeemed all outstanding 5.40% subordinated debentures due April 12, 2009, for an amount of $350 million plus accrued interest.

     On April 13, 2004, we issued $1 billion of subordinated debentures at an interest rate of 4.18% per annum (paid semi-annually) until June 1, 2009, and at the three-month Banker’s Acceptance Rate plus 1.00% thereafter until their maturity on June 1, 2014 (paid quarterly). The issue was priced at $100 with the yield to June 1, 2009, of 4.181%.

     During the quarter, we repurchased 3,780,700 common shares under our normal course issuer bid at an average price of $62.81. Since the inception of the bid in June 2003, we repurchased 11,202,400 common shares at an average price of $60.86.

Note 7 Contingencies

Enron litigation

Royal Bank of Canada and certain related entities were added as defendants in the adversary proceedings in the United States Bankruptcy Court, Southern District of New York, previously brought by Enron Corp. (and related debtor affiliates) along with numerous other financial institution defendants.

     Royal Bank of Canada and certain related entities were also named as defendants in an action commenced by a putative class of purchasers of Enron publicly traded equity and debt securities between January 9, 1999 and November 27, 2001, entitled Regents of the University of California v. Royal Bank of Canada in the United States District Court, Southern District of Texas (Houston Division). This case has been consolidated with the lead action captioned Newby v. Enron Corp., which is the main consolidated putative Enron shareholder class action wherein similar claims have been made against numerous other financial institutions. In addition, Royal Bank of Canada and certain related entities have been named as defendants in Enron related cases, which are filed in various courts in the U.S., asserting similar claims filed by purchasers of Enron securities. Royal Bank is also a third-party defendant in a case in which Enron’s accountants, Arthur Andersen LLP, filed third-party claims against a number of parties, seeking contribution if Arthur Andersen LLP is found liable to plaintiffs in this action.

     Management is currently evaluating the merits of the pending Enron litigation. Given the significant uncertainties surrounding the timing and outcome of this litigation, the novel issues, the substantial time before these cases will be resolved, and the multiple defendants in many of them, no provision for loss has been recorded in the interim consolidated financial statements.

Other

Various other legal proceedings are pending that challenge certain of our practices or actions. Management considers that the aggregate liability resulting from these other proceedings will not be material to our financial position or results of operations.

Note 8 Rabobank settlement

On June 21, 2002, a week before it was due to pay Royal Bank of Canada US$517 million plus interest under the terms of a total return swap, recorded in Other assets, Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank) initiated an action against us in New York State Court in an effort to nullify its obligation under the swap. On June 24, 2002, we instituted proceedings against Rabobank in the High Court in London, alleging that Rabobank had repudiated its obligation under the swap.

     In October 2003, we received a settlement valued at approximately US$195 million plus interest, which was in accordance with the terms of a settlement agreement with Enron Corporation, the Enron Creditors’ Committee and Rabobank. The settlement received reduced the amount owing by Rabobank to US$322 million plus interest.

     On February 16, 2004, Royal Bank of Canada announced that it had reached a confidential settlement, through non-binding mediation with Rabobank, resolving this litigation. The settlement, net of a related reduction in compensation and tax expenses, decreased Net income in the first quarter of 2004 by $74 million.

Second Quarter 2004 Report – Royal Bank of Canada    32

Canadian GAAP

Note 9 Results by business and geographic segments (1)

a) Quarterly earnings by business segment

	RBC Banking			RBC Investments			RBC Insurance			RBC Capital Markets
	Q2	Q1	Q2	Q2	Q1	Q2	Q2	Q1	Q2	Q2	Q1	Q2
	04	04	03	04	04	03	04	04	03	04	04	03
Net interest income	$1,356	$1,357	$1,352	$104	$104	$107	$—	$—	$—	$99	$170	$101
Non-interest income	524	512	535	877	825	721	675	613	511	615	548	515

Total revenues	1,880	1,869	1,887	981	929	828	675	613	511	714	718	616
Provision for (recovery of) credit losses	148	65	158	1	1	—	—	—	—	13	(67)	58
Insurance policyholder benefits, claims and acquisition expense	—	—	—	—	—	—	508	452	351	—	—	—
Non-interest expense	1,202	1,153	1,156	771	728	732	111	108	105	475	635	394
Income taxes and non-controlling interest	185	222	215	69	60	28	(2)	(3)	—	52	15	69

Net income (loss)	$345	$429	$358	$140	$140	$68	$58	$56	$55	$174	$135	$95

	RBC Global Services			Other			Total
	Q2	Q1	Q2	Q2	Q1	Q2	Q2	Q1	Q2
	04	04	03	04	04	03	04	04	03
Net interest income	$40	$45	$37	$(43)	$(15)	$23	$1,556	$1,661	$1,620
Non-interest income	223	208	198	71	(1)	65	2,985	2,705	2,545

Total revenues	263	253	235	28	(16)	88	4,541	4,366	4,165
Provision for (recovery of) credit losses	(3)	(14)	2	(10)	(10)	(7)	149	(25)	211
Insurance policyholder benefits, claims and acquisition expense	—	—	—	—	—	—	508	452	351
Non-interest expense	181	181	176	7	2	(3)	2,747	2,807	2,560
Income taxes and non-controlling interest	29	29	20	41	19	14	374	342	346

Net income (loss)	$56	$57	$37	$(10)	$(27)	$84	$763	$790	$697

b) Quarterly earnings by geographic segment

		April 30			January 31				April 30
	2004				2004				2003
	Canada	U.S.	Other Int’l	Total	Canada	U.S.	Other Int’l	Total	Canada	U.S.	Other Int’l	Total
Net interest income	$1,201	$229	$126	$1,556	$1,307	$249	$105	$1,661	$1,246	$303	$71	$1,620
Non-interest income	1,557	1,022	406	2,985	1,383	929	393	2,705	1,287	807	451	2,545

Total revenues	2,758	1,251	532	4,541	2,690	1,178	498	4,366	2,533	1,110	522	4,165
Provision for (recovery of) credit losses	123	22	4	149	11	—	(36)	(25)	181	13	17	211
Insurance policyholder benefits, claims and acquisition expense	182	227	99	508	182	203	67	452	155	79	117	351
Non-interest expense	1,627	906	214	2,747	1,495	1,069	243	2,807	1,488	868	204	2,560
Income taxes and non-controlling interest	314	31	29	374	356	(53)	39	342	260	59	27	346

Net income (loss)	$512	$65	$186	$763	$646	$(41)	$185	$790	$449	$91	$157	$697

c) Six-month earnings by business segment

	RBC Banking		RBC Investments		RBC Insurance		RBC Capital Markets
	2004	2003	2004	2003	2004	2003	2004	2003
Net interest income	$2,713	$2,746	$208	$223	$—	$—	$269	$206
Non-interest income	1,036	1,099	1,702	1,488	1,288	1,085	1,163	1,136

Total revenues	3,749	3,845	1,910	1,711	1,288	1,085	1,432	1,342
Provision for (recovery of) credit losses	213	288	2	—	—	—	(54)	135
Insurance policyholder benefits, claims and acquisition expense	—	—	—	—	960	759	—	—
Non-interest expense	2,355	2,335	1,499	1,457	219	228	1,110	820
Income taxes and non-controlling interest	407	454	129	83	(5)	(4)	67	148

Net income (loss)	$774	$768	$280	$171	$114	$102	$309	$239

	RBC Global Services		Other		Total
	2004	2003	2004	2003	2004	2003
Net interest income	$85	$82	$(58)	$62	$3,217	$3,319
Non-interest income	431	399	70	84	5,690	5,291

Total revenues	516	481	12	146	8,907	8,610
Provision for (recovery of) credit losses	(17)	2	(20)	(14)	124	411
Insurance policyholder benefits, claims and acquisition expense	—	—	—	—	960	759
Non-interest expense	362	347	9	(17)	5,554	5,170
Income taxes and non-controlling interest	58	47	60	66	716	794

Net income (loss)	$113	$85	$(37)	$111	$1,553	$1,476

Second Quarter 2004 Report – Royal Bank of Canada    33

Canadian GAAP

d) Six-month earnings by geographic segment

	2004				2003
	Canada	U.S.	Other Int’l	Total	Canada	U.S.	Other Int’l	Total
Net interest income	$2,508	$478	$231	$3,217	$2,592	$617	$110	$3,319
Non-interest income	2,940	1,951	799	5,690	2,632	1,720	939	5,291

Total revenues	5,448	2,429	1,030	8,907	5,224	2,337	1,049	8,610
Provision for (recovery of) credit losses	134	22	(32)	124	284	54	73	411
Insurance policyholder benefits, claims and acquisition expense	364	430	166	960	362	175	222	759
Non-interest expense	3,122	1,975	457	5,554	2,957	1,789	424	5,170
Income taxes and non-controlling interest	670	(22)	68	716	627	125	42	794

Net income (loss)	$1,158	$24	$371	$1,553	$994	$194	$288	$1,476

(1)	For management reporting purposes, our operations are grouped into the main business segments of RBC Banking, RBC Insurance, RBC Investments, RBC Capital Markets and RBC Global Services. The Other segment mainly comprises Corporate Treasury, Corporate Resources and Information Technology. The management reporting process measures the performance of these business segments based on our management structure and is not necessarily comparable with similar information for other financial services companies. We use a management reporting model that includes methodologies for funds transfer pricing, attribution of economic capital and cost transfers to measure business segment results. Operating revenues and expenses directly associated with each segment are included in the business segment results. Transfer pricing of funds and inter-segment goods and services are generally at market rates. Overhead costs, indirect expenses and capital are attributed to the business segments based on allocation and risk-based methodologies, which are subject to ongoing review. For geographic reporting, our segments are grouped into Canada, United States and Other international. Transactions are primarily recorded in the location that best reflects the risk due to negative changes in economic conditions, and prospects for growth due to positive economic changes. This location frequently corresponds with the location of the legal entity through which the business is conducted and the location of the customer. Transactions recorded in the local residing currency are subject to foreign exchange rate fluctuations with respect to the movement in the Canadian dollar.

During the quarter, we revisited our geographic reporting and reclassified certain amounts to more appropriately reflect the way management reviews these results, consistent with the above methodology. Within RBC Insurance, certain reinsurance results were reclassified from United States and Canada to Other International. Within the Other segment, certain comparative amounts related to the sale of RBC Centura’s merchant acquiring card portfolio to Moneris Solutions, Inc., in the first quarter of 2004, were reclassified from Canada to United States.

     Note 10 Subsequent event

Acquisition of Canadian operations of Provident Life and Accident Insurance Company

Effective May 1, 2004, RBC Insurance acquired the Canadian operations of Provident Life and Accident Insurance Company (PLAIC), a wholly owned subsidiary of UnumProvident Corporation. As part of the acquisition, RBC Insurance assumed PLAIC’s policy liabilities and invested $426 million to support the acquisition.

     Note 11 Reconciliation of Canadian and United States generally accepted accounting principles

The consolidated financial statements are prepared in accordance with Subsection 308 of the Bank Act (Canada), which states that except as otherwise specified by the Superintendent of Financial Institutions Canada, the financial statements are to be prepared in accordance with Canadian generally accepted accounting principles (GAAP). As required by the United States Securities and Exchange Commission, material differences between Canadian and United States GAAP are described below.

Condensed consolidated balance sheet

	As at April 30			As at January 31			As at April 30
	2004			2004			2003
	Canadian		U.S.	Canadian		U.S.	Canadian		U.S.
	GAAP	Differences	GAAP	GAAP	Differences	GAAP	GAAP	Differences	GAAP
Assets
Cash and due from banks	$3,763	$–	$3,763	$3,342	$–	$3,342	$2,669	$–	$2,669
Interest-bearing deposits with banks	10,007	19	10,026	10,944	18	10,962	12,817	(29)	12,788
Securities
Trading account	95,938	(325)	95,613	94,413	(321)	94,092	82,271	(325)	81,946
Investment account	36,842	(36,842)	–	36,960	(36,960)	–	28,297	(28,297)	–
Loan substitute	304	(304)	–	312	(312)	–	382	(382)	–
Available for sale	–	37,368	37,368	–	37,636	37,636	–	29,058	29,058
Assets purchased under reverse repurchase agreements	37,187	–	37,187	32,612	–	32,612	38,879	–	38,879
Loans	180,247	8,532	188,779	173,659	8,688	182,347	166,043	56	166,099
Other
Customers’ liability under acceptances	6,191	–	6,191	5,693	–	5,693	7,088	–	7,088
Derivative-related amounts	34,328	1,070	35,398	38,350	1,257	39,607	36,084	1,043	37,127
Premises and equipment	1,775	(20)	1,755	1,753	(19)	1,734	1,583	(13)	1,570
Goodwill	4,986	44	5,030	4,754	46	4,800	4,808	36	4,844
Other intangibles	594	–	594	580	–	580	654	–	654
Reinsurance recoverables	–	1,989	1,989	–	1,909	1,909	–	1,629	1,629
Separate account assets	–	154	154	–	183	183	–	66	66
Other assets	21,276	8,093	29,369	13,072	11,938	25,010	10,513	3,321	13,834

	$433,438	$19,778	$453,216	$416,444	$24,063	$440,507	$392,088	$6,163	$398,251

Liabilities and shareholders’ equity
Deposits	$271,310	$617	$271,927	$264,966	$707	$265,673	$251,155	$411	$251,566
Other
Acceptances	6,191	–	6,191	5,693	–	5,693	7,088	–	7,088
Obligations related to securities sold short	25,576	–	25,576	24,632	–	24,632	22,254	1,135	23,389
Obligations related to assets sold under repurchase agreements	25,726	–	25,726	20,361	–	20,361	22,104	–	22,104
Derivative-related amounts	37,512	732	38,244	40,607	984	41,591	36,795	570	37,365
Insurance claims and policy benefit liabilities	5,512	2,100	7,612	5,243	1,992	7,235	3,001	1,698	4,699
Separate account liabilities	–	154	154	–	183	183	–	66	66
Other liabilities	31,563	17,020	48,583	26,435	20,997	47,432	22,665	1,922	24,587
Subordinated debentures	8,423	380	8,803	7,639	392	8,031	6,474	354	6,828
Non-controlling interest in subsidiaries	2,469	(884)	1,585	2,397	(904)	1,493	1,475	–	1,475
Shareholders’ equity	19,156	(341)	18,815	18,471	(288)	18,183	19,077	7	19,084

	$433,438	$19,778	$453,216	$416,444	$24,063	$440,507	$392,088	$6,163	$398,251

Second Quarter 2004 Report — Royal Bank of Canada   34

Canadian GAAP

Condensed consolidated statement of income

	Three months ended			Six months ended
	April 30	January 31	April 30	April 30	April 30
	2004	2004	2003	2004	2003
Net income, Canadian GAAP	$763	$790	$697	$1,553	$1,476
Differences:
Net interest income
Derivative instruments and hedging activities (1)	5	(2)	—	3	13
Variable Interest Entities (2)	(4)	(14)	—	(18)	—
Joint ventures (3)	—	—	—	—	(1)
Non-interest income
Insurance premiums, investment and fee income (4)	(159)	(115)	(45)	(274)	(93)
Derivative instruments and hedging activities (1)	6	4	(23)	10	(47)
Reclassification of securities (5)	4	3	—	7	(16)
Variable Interest Entities (2)	1	1	—	2	—
Limited partnerships (6)	(5)	(15)	—	(20)	—
Joint ventures (3)	(34)	(33)	(37)	(67)	(71)
Other (11)	(3)	—	1	(3)	1
Provision for credit losses
Reclassification of securities (5)	(4)	3	—	(1)	—
Insurance policyholder benefits, claims and acquisition expense (4)	165	122	39	287	76
Non-interest expense
Stock appreciation rights (7)	(4)	(1)	7	(5)	8
Insurance accounting (4)	5	1	6	6	28
Joint ventures (3)	27	26	33	53	61
Variable Interest Entities (2)	(10)	—	—	(10)	—
Income taxes and net difference in income taxes due to the above items	9	11	11	20	21
Non-controlling interest in net income of subsidiaries
Variable Interest Entities (2)	12	12	—	24	—

Net income, U.S. GAAP	$774	$793	$689	$1,567	$1,456

Earnings per share	$1.18	$1.20	$1.00	$2.38	$2.12
Diluted earnings per share	$1.16	$1.19	$0.99	$2.34	$2.10

For a complete discussion of U.S. and Canadian GAAP differences see note 26 to the consolidated financial statements for the year ended October 31, 2003, on page 102A of our 2003 Annual Report.

(1)	Derivative instruments and hedging activities

Recording derivatives and hedging activities in accordance with U.S. GAAP would increase Net income by $11 million for the three months ended April 30, 2004 and by $12 million for the six months then ended. It would also increase Loans by $46 million, Other assets by $896 million, Deposits by $46 million, Other liabilities by $641 million and Subordinated debentures by $380 million, and would decrease Interest-bearing deposits with banks by $35 million, Securities by $29 million and Shareholders’ equity by $189 million as at April 30, 2004. As described on page 40, we have adopted AcG-17, Equity-Linked Deposit Contracts, under Canadian GAAP, on a prospective basis, which eliminated a difference from U.S. GAAP pertaining to deposit contracts that require us to make variable payments based on the performance of certain equity indices. The variable component embedded in our equity-linked GICs and equity-linked notes is bifurcated from the host contract and recognized at fair value under both Canadian and U.S. GAAP with changes in fair value recognized in net income.

(2)	Variable Interest Entities

FASB Interpretation No. 46, Consolidation of Variable Interest Entities (FIN 46R), as revised in December 2003, requires consolidation of VIEs by the Primary Beneficiary. Applying the provisions of FIN 46R would result in consolidation of various VIEs (primarily certain multi-sellers) and deconsolidation of certain others. It would increase Interest-bearing deposits with banks by $54 million, Loans by $8,486 million, Other assets by $54 million, Deposits by $359 million and Other liabilities by $8,585 million, and would decrease Securities by $534 million and Non-controlling interest in subsidiaries by $884 million as at April 30, 2004.

(3)	Joint Ventures

Investments in joint ventures are proportionately consolidated under Canadian GAAP and accounted for using the equity method under U.S. GAAP. Accounting for joint ventures under U.S. GAAP would decrease Other assets and Other liabilities by $72 million as at April 30, 2004.

(4)	Insurance accounting

The application of U.S. GAAP would increase Net income by $7 million for the three months ended April 30, 2004 and by $12 million for the six months then ended. It would also increase Other assets by $2,289 million, Other liabilities by $2,180 million and Shareholders’ equity by $109 million as at April 30, 2004.

(5)	Reclassification of securities

Classifying Securities in accordance with U.S. GAAP would increase Net income by $5 million for the six months ended April 30, 2004. It would increase Securities by $329 million and Shareholders’ equity by $214 million, and would decrease Other assets by $115 million as at April 30, 2004.

(6)	Limited partnerships

Under U.S. GAAP, the equity method is used to account for investments in limited partnerships that are more than 3—5% of the total ownership interest. Under Canadian GAAP, we use the equity method to account for investments in limited partnerships if we have the ability to exercise significant influence, generally indicated by an ownership interest of 20% or more. Using a lower threshold in applying the equity method under U.S. GAAP would decrease Net income by $3 million for the three months ended April 30, 2004 and by $13 million for the six months then ended. It would also increase Other assets by $71 million, and would decrease Securities by $84 million and Shareholders’ equity by $13 million as at April 30, 2004.

(7)	Stock appreciation rights

Recording compensation expense in accordance with U.S. GAAP would decrease Net income by $2 million for the three months ended April 30, 2004 and by $3 million for the six months then ended. It would also increase Shareholders’ equity by $16 million, and would decrease Other assets by $9 million and Other liabilities by $25 million as at April 30, 2004.

(8)	Additional pension obligation

Recording an additional pension obligation in accordance with U.S. GAAP would increase Other assets by $267 million and Other liabilities by $770 million, and would decrease Shareholders’ equity by $503 million as at April 30, 2004.

(9)	Trade date accounting

Effective November 1, 2003, on a prospective basis, trade date accounting is being applied to the Consolidated balance sheet under Canadian GAAP, eliminating a difference between Canadian and U.S. GAAP that existed prior to this date.

(10)	Non-cash collateral

Accounting for non-cash collateral under U.S. GAAP would increase Other assets and Other liabilities by $7,849 million as at April 30, 2004.

(11)	Other

Other differences between U.S. and Canadian GAAP relate to the right of offset, guarantees and other minor items. The net of these items would decrease Net income by $2 million for the three months ended April 30, 2004 and increase it by $1 million for the six months then ended. It would also increase Securities by $215 million, Other assets by $100 million, Deposits by $212 million, Other liabilities by $78 million and Shareholders’ equity by $25 million as at April 30, 2004.

Second Quarter 2004 Report — Royal Bank of Canada   35